Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF CIVEO CORPORATION

Name of Entity	Jurisdiction of Organization

Civeo Holding Company 1 Pty Ltd	Australia
Civeo Canada Limited Partnership	Alberta, Canada
Civeo Management LLC	Delaware, U.S.
Civeo Pty Ltd	Australia